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                                                                 EXHIBIT (A) (5)

                                META GROUP, INC.
                                208 Harbor Drive
                          Stamford, Connecticut 06912
                              Phone: 203-973-6995
                               Fax: 203-973-6921

October 19, 2001

                              LETTER TO EMPLOYEES
      HOLDING OPTIONS TO PURCHASE COMMON STOCK UNDER THE META GROUP, INC. SECOND AMENDED AND RESTATED 1995 STOCK PLAN HAVING AN EXERCISE PRICE
                         IN EXCESS OF $12.00 PER SHARE:

    This letter provides the results of our offer to exchange all outstanding options to purchase common stock having an exercise price in excess of $12.00 per share under the Company's Second Amended and Restated 1995 Stock Plan (the "Plan") for new options that the Company will grant under the Plan. The offer expired at 5:00 p.m., Eastern Daylight Time, on October 18, 2001. On
October 19, 2001, pursuant to the terms and conditions of the offer, the Company
accepted for exchange options tendered for a total of             shares of
common stock and canceled all such options.

    The Company has accepted for exchange and canceled the options tendered by you that were exercisable for the number of option shares as set forth on Attachment A to this letter. In accordance with the terms and subject to the conditions of the offer, you will have the right to receive a new option under the Plan for the number of shares of common stock that is equal to the number of shares subject to the options tendered by you and accepted for exchange.

    The exercise price per share of the new options will be the fair market value on the date of grant, which is generally equal to the last reported sale price of the Company's common stock on the NASDAQ National Market. As this date is in the future, the Company cannot predict the exercise price of the new options.

    Each new option will commence vesting on the date of grant, and will vest over a period of three and one-half years as follows:

    28.57% vested after 12 months

    57.14% vested after 24 months

    85.71% vested after 36 months

    100% vested after 42 months.

    You will not receive credit for vesting accrued prior to the cancellation of the tendered options and for vesting that would have accrued during the period between the cancellation of the tendered options and the grant of the new options.

    In accordance with the terms of the offer to exchange, the Company will grant you the new options on or about April 22, 2002. At that time, as described in the offer to exchange, the Company will enter into a new option agreement with you.
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    In accordance with the terms of the offer to exchange, you must be an eligible employee of META Group, Inc. Eligible employees are employees of the Company or one of the Company's subsidiaries on the date of the tender of the options and through the date of the grant of the new options who were not participants in the META Group, Inc./JMI Long-Term Incentive Compensation Plan and have not received options from the Company during the six (6) month period prior to the date of the Offer ("Eligible Employees"). If for any reason you are not an Eligible Employee, you will not receive any new options or other consideration in exchange for your tendered options that have been accepted for exchange, and the tendered options will be canceled whether or not vested prior to the tender.

    If you have any questions about your rights in connection with the grant of a new option, please call the undersigned or John A. Piontkowski, Senior Vice President and Chief Financial Officer, at 203-973-6995.

Sincerely,
Dale Kutnick
Chairman, Chief Executive Officer and
  Co-Research Director

Attachment
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                                  Attachment A
                                 Optionee Name

    Grant Date of Tendered Option   Exercise Price  Shares Under Tendered Option